SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                February 23, 2000

                                   FORM N-8F/A

                AMENDMENT TO APPLICATION FOR DEREGISTRATION FILED
                            PURSUANT TO SECTION 8(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby amends (the "Amendment") its Application to the Securities and Exchange Commission for an order of deregistration under and pursuant to the provisions of Section 8(f) of the Investment Company Act of 1940 (the "Act") and in connection with such Amendment submits the following information:


                             MASTER INVESTMENT TRUST
                                                                   Name

                                111 Center Street
                              Little Rock, AR 72201
    Address of Principal Business Office (No. & Street, City, State Zip Code)



Telephone Number (including area code):  (800) 643-9691

Name and address of agent for service of process:

                                    Richard H. Blank, Jr.
                                    Stephens Inc.
                                    111 Center Street, Suite 300
                                    Little Rock, AR  72201

                                    With a copy to:

                                    Robert M. Kurucza, Esq.
                                    Marco E. Adelfio, Esq.
                                    Morrison & Foerster LLP
                                    2000 Pennsylvania Ave., N.W., #5500
                                    Washington, D.C.  20006


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         This  Amendment  incorporates  by reference  the  Application  filed on behalf of the Master Investment Trust on September 29, 1999 in its entirety, with the exception of Item 22(c), which is amended as follows:

IV.    Information About Event(s) Leading to Request for Deregistration

22.    (c)        Who paid the expenses in connection with the liquidation?

The Administrator, Wells Fargo Bank, N.A., paid the expenses of the liquidation.
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                                  VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F/A, an Amendment to the application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Master Investment Trust, (ii) he is the Secretary and Treasurer of Master Investment Trust, and (iii) all actions by interestholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Amendment have been taken. The undersigned also states that the facts set forth in this Amendment are true to the best of his knowledge, information and belief.

                            /s/ Richard H. Blank, Jr.
                                Richard H. Blank, Jr.